UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Director’s Meeting

held on July 16, 2026

DATE, TIME AND PLACE: On July 16, 2026, at 5 P.M., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND NOTICE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Carneiro, Secretary.

AGENDA: To take resolution about: (i) the acknowledgment of the resignation of Mr. Nitin Prabhu to the role of Member of the Board of Directors, with effect from July 28,2026; and (ii) the approval of the Administration Proposal to call the Extraordinary General Meetings to be held on August 18, 2026, at 3:00 P.M. (“Administration Proposal”).

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously:

(i) ACKNOWLEDGED the resignation request, with effect from July 28, 2026, of Mr. Nitin Prabhu, american, married, administrator, holder of the American Passport A37166580, to the role of Member of the Board of Directors, as presented in the letter sent to the Company on this date; and

(ii) APPROVED the Management's Proposal to call the Company's Extraordinary General Meeting to be held on August 18, 2026, at 3:00 P.M., for the purpose of resolving on the following matters: (a) TO FIX the number of members that will compose the Board of Directors of the Company; (b) ELECT two (2) new members to compose the Company's Board of Directors; and (c) As a result of the resolution in the previous item, CONFIRM the composition of the Company's Board of Directors.

Finally, the directors thanked Mr. Nitin Prabhu for his valuable contributions to the Company during the period he was part of its Board of Directors.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, July 16, 2026.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 16, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer